Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated August 3, 2021

Registration No. 333-239305

$100,000,000
2.875% Fixed-to-Floating Rate Senior Notes due 2031

Term Sheet

Issuer:	Customers Bancorp, Inc. (the “Company” or “Issuer”)
Security:	2.875% Fixed-to-Floating Rate Senior Notes due 2031 (the “Notes”)
Aggregate Principal Amount:	$100,000,000
Expected Ratings:	BBB by Kroll Bond Rating Agency
A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.
Trade Date:	August 3, 2021
Settlement Date:	August 6, 2021 (T + 3)
Maturity Date (if not previously redeemed):	August 15, 2031
Coupon:	From and including the Settlement Date to, but excluding, August 15, 2026, or the date of earlier redemption (the “fixed rate period”) 2.875% per annum, payable semiannually in arrears. From and including August 15, 2026 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of Notes — Interest”), plus a spread of 235 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.
Interest Payment Dates:	Fixed rate period: February 15 and August 15 of each year, commencing on February 15, 2022. The last interest payment date for the fixed rate period will be August 15, 2026.

Floating rate period: February 15, May 15, August 15 and November 15 of each year, commencing on November 15, 2026.
Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.
Day Count Convention:	Fixed rate period: 30/360.
Floating rate period: 360-day year and the number of days actually elapsed.
Optional Redemption:	The Company may, at its option, beginning with the interest payment date of August 15, 2026, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption. The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.
Subordination; Ranking:	The Notes will be senior unsecured indebtedness of the Company, will rank equally with its other senior unsecured indebtedness and will be effectively subordinated to secured indebtedness and structurally subordinated to the indebtedness of its subsidiaries. As of June 30, 2021, the Company had no outstanding secured debt, $124.2 million in senior unsecured debt and its subsidiaries’ direct borrowings and deposit liabilities totaled approximately $17.9 billion.
Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.
Further Issuances:	The Company may, from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the Notes outstanding by issuing additional Notes in the future with the same terms as the Notes, except for the issue date, the issue price, the interest payment accruing prior to the issue date, and the initial interest payment date, and such additional Notes shall be consolidated with the Notes issued in this offering and form a single series
Use of Proceeds:	The Company intends to use the net proceeds from this offering to fund the redemption of all of the Company’s outstanding Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C and all of its outstanding Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D. The Company intends to use any remaining proceeds following the redemptions for general corporate purposes, which may include working capital, repaying indebtedness and providing capital to Customers Bank. The amount that the Company actually expends for any purpose may vary significantly depending on a number of factors, including assessments of potential market opportunities and competitive developments.
Price to Public:	100%
CUSIP/ISIN:	23204G AG5 / US23204GAG55
Sole Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company
Co-Managers:	Hovde Group, LLC Wedbush Securities Inc.

*Note: We expect that delivery of the Notes will be made against payment therefor on or about the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade their Notes prior to their date of delivery should consult their own advisor.

The Issuer has filed a registration statement (File No. 333-239-239305) (including a prospectus) and a preliminary prospectus supplement, dated August 3, 2021 (the “Preliminary Prospectus Supplement”), with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by contacting Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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